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FEB 25 2019
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H2C Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4655 Executive Drive, Suite 280
(No and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Hanlon, III — 858-242-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank, Blvd. #120	Tarzania	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, William B. Hanlon III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H2C Securities Inc., as of February 14, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William B Hanlon III
Signature

CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA SHORT-FORM INDIVIDUAL ACKNOWLEDGMENT
F.S. 695.25

State of Florida

County of Sarasota

The foregoing instrument was acknowledged before me this 14 day of Feb., 2019.
Date *Month* *Year*

by William Burns Hanlon III
Name of Person Acknowledging

who is personally known to me or who has produced

FL DL

Type of Identification

as identification.

MIKKA HAMMOCK
Notary Public - State of Florida
Commission # GG 046868
My Comm. Expires Jan 23, 2021

Place Notary Seal Stamp Above

[signature]
Signature of Notary Public

Mikka Hammock
Name of Notary Typed, Printed or Stamped

Notary Public — State of Florida

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Financial statement for H2C Securities Inc.

Document Date: 2/14/19 Number of Pages: 1

Signer(s) Other Than Named Above: —

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of H2C Securities, Inc.

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of H2C Securities, Inc.as of December 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of H2C Securities, Inc.as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of H2C Securities, Inc.'s management. My responsibility is to express an opinion on H2C Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to H2C Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as H2C Securities, Inc.'s auditor since 2012.
Tarzana, California
February 4, 2019

H2C SECURITIES INC.

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 303,017
Due from Related Party	5,541,545
Accounts receivable	679,359
Other assets	28,692
Total assets	$ 6,552,612

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 3,000
Total liabilities	3,000

Shareholders' Equity:

Common stock $.50 par value, (5,000 shares authorized, issued and outstanding)	2,500
Additional paid in capital	84,926
Retained earnings	6,462,186
Total shareholders' equity	6,549,612
Total liabilities and shareholders' equity	$ 6,552,612

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.

Statement of Operations
For the year ended December 31, 2018

REVENUES:	
Fee income	$8,162,645
Total income	$8,162,645
EXPENSES:	
Occupancy	216,000
Professional fees	290,046
Regulatory fees	65,366
Salaries and wages	8,269,386
Other general and administrative expenses	720
Total expenses	8,841,519
LOSS BEFORE INCOME TAXES	-$678,873
INCOME TAX PROVISION	
Income tax expense	800
NET LOSS	-$679,673

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2018	$ 2,500	$ 84,926	$ 7,141,859	$ 7,229,285
Net Loss			(679,673)	(679,673)
Ending balance December 31, 2018	$ 2,500	$ 84,926	$ 7,141,859	$ 6,549,612

H2C SECURITIES INC.

Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	(679,673)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
(Increase) decrease in:	
Due from related party	(389,903)
Accounts receivable	303,347
Other assets	(14,093)
Increase (decrease) in:	
Total adjustments	(100,649)
Net cash used in operating activities	(780,322)
Decrease in cash	(780,322)
Cash-beginning of period	1,083,338
Cash-end of period	303,016
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	0
Income taxes	7229

H2C SECURITIES INC.
Notes to Financial Statements
For the year ended December 31, 2018

Note 1; GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

H2C Securities Inc., (the "Company"), was formed in 1970, in the State of Illinois as a corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

On September 18, 2012, G Equity Investment Group Ltd., an Illinois corporation and member of FINRA, was acquired by Hammond Hanlon Camp LLC as a fully-owned subsidiary. On October 29, 2012, G Equity Investment Group Ltd. changed its name to H2C Securities Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Concentration of Credit Risk

The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established. Two clients made up approximately 21 percent of the gross revenue.

H2C SECURITIES INC.
Notes to Financial Statements
For the year ended December 31, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

H2C Securities Inc., (the "Company"), was formed in 1970, in the State of Illinois as a corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

On September 18, 2012, G Equity Investment Group Ltd., an Illinois corporation and member of FINRA, was acquired by Hammond Hanlon Camp LLC as a fully-owned subsidiary. On October 29, 2012, G Equity Investment Group Ltd. changed its name to H2C Securities Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Concentration of Credit Risk

The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established. Two clients made up approximately 21 percent of the gross revenue.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 4, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2015, 2016 and 2017.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2018.

Note 2: ASC 606 Revenue Recognition

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Firm recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Firm from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Firm generates its revenue. For more detailed information about reportable segments,

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

The Firm's SSOI categorizes revenue as M&A Advisory only.

2. Changes in Accounting Policy:

The Firm adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Firm applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Firm may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Firm will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Firm will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Firm can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Firm will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

ASC 606 Revenue Recognition
Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Firm recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Note 3: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018 the Company had net capital of $300,017, which was $200,017 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 0.010 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer. In excess of its required net capital of the greater of 100,000 or $6^{2/3}$ aggregate indebtedness: $100,000 is greater.

Note 4: INCOME TAXES

The Company files a consolidated tax return with its subsidiaries on an accrual basis. Income taxes are calculated for the Company as a stand-alone entity. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, when material. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each tax year. The measurement of unrecognized tax benefits is adjusted when new information becomes available.

The company and its stockholders have elected S-Corporation status under the federal and state tax laws. As a result, the company is not liable for corporate income taxes but a portion of state taxes. Instead, the stockholders are taxed on the company's taxable income on their individual tax returns. However, the Company was subject to the state of California franchise tax of $800 for year ended December 31, 2018.

Note 5: RELATED PARTY

H2C Securities Inc is a fully-owned subsidiary of Hammond Hanlon Camp LLC. Throughout the year, H2C Securities Inc paid expenses (expense reports, payroll and rent ($216,000) charges.) $16,057,577 was debited and $15,667,674 was credited through the intercompany account, resulting in the difference of $389,903 increase in intercompany balance. As of 12/31/2018 the balance is $5,541,544 owed to H2C Securities Inc from Hammond Hanlon Camp LLC.

Note 6: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. For the year ended December 31, 2018, the Company's pension expense was $162,334.

H2C SECURITIES INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2018

	Focus 12/31/2018	Audit 12/31/18	Change
Stockholders' equity, December 31, 2018:	$ 6,549,612	$ 6,549,612	$ -
Subtract - Non allowable assets:			
Accounts receivable	679,359	679,359	
Due from Related Party	5,541,545	5,541,545	
Other assets	28,692	28,692	
Tentative net capital	300,017	300,017	-
Haircuts	0	0	-
NET CAPITAL	300,017	300,017	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 200,017	$ 200,017	-
Aggregate indebtedness	3,000	3,000	-
Ratio of aggregate indebtedness to net capital	0.010	0.010	

There were no reported differences between the audit and Focus at December 31, 2018.

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2018

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

ATLANTA CHICAGO NEW YORK SAN DIEGO

4655 Executive Drive, Suite 280
San Diego, CA 92121

h2c.com
T 858 242 4800

Assertions Regarding Exemption Provisions

We, as members of management of H2C Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

H2C Securities Inc.

By:

William B. Hanlon III, CEO

February 4, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
H2C Securities Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) H2C Securities Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which H2C Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) H2C Securities Inc., stated that H2C Securities Inc., met the identified exemption provision throughout the most recent fiscal year without exception. H2C Securities Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about H2C Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 4, 2019

H2C SECURITIES INC.

Table of Contents

		PAGE
SEC Form X-17A-5		1-3
Report of Independent Registered Public Accounting Firm		4
Statement of Financial Condition		5
Statement of Operations		6
Statement of Stockholders' Equity		7
Statement of Cash Flows		8
Notes to Financial Statements		9-14
Supplementary Information		
Schedule I	Statement of Net Capital	15
Schedule II	Determination of Reserve Requirements	16
Schedule III	Information Relating to Possession or Control	16
Assertions Regarding Exemption Provisions		17
Report of Independent Registered Public Accounting Firm		18